Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto plc

Commission File No.: 001-10533

The following are slides comprising a presentation that was given by Marcus Randolph, Chief Executive Ferrous and Coal, BHP Billiton to the Securities & Derivatives Industry Association on July 29, 2008.

Securities & Derivatives Industry Association
Marcus Randolph
29 July 2008
Securities & Derivatives Industry Association
Marcus Randolph
29 July 2008
BHP Billiton – Strength, Stability and Growth
BHP Billiton – Strength, Stability and Growth

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Disclaimer
This document has been prepared by BHP Billiton Limited and BHP Billiton Plc (“BHP Billiton") and comprises the written materials/slides for a presentation concerning BHP
Billiton's offers for Rio Tinto Limited and Rio Tinto plc (“Rio Tinto”). By reviewing/attending this presentation you agree to be bound by the following conditions.
The directors of BHP Billiton accept responsibility for the information contained in this presentation. Having taken all reasonable care to ensure that such is the case, the information contained in this presentation is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.
Subject to the above, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person makes any representation or warranty, express or implied, as to, and accordingly no reliance should be placed on, the fairness, accuracy or completeness of the information contained in the presentation or of the views given or implied.
To the extent permitted by law, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person shall have any liability whatsoever for any errors or omissions or any loss howsoever arising, directly or indirectly, from any use of this information or its contents or otherwise arising in connection therewith.
This presentation is for information purposes only and does not constitute or form part of any offer or invitation to acquire, sell or otherwise dispose of, or issue, or any solicitation of any offer to sell or otherwise dispose of, purchase or subscribe for, any securities, nor does it constitute investment advice, nor shall it or any part of it nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision, nor does it constitute a proposal to make a takeover bid or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction (or under an exemption from such requirements). No offering of securities shall be made into the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.
Neither this presentation nor any copy of it may be taken or transmitted or distributed or redistributed (directly or indirectly) in Japan.  The distribution of this document in other jurisdictions may be restricted by law and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions.
Information about Rio Tinto is based on public information which has not been independently verified.
This presentation is directed only at persons who (i) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the
Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "Order") or (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Order or (iii) are outside the United Kingdom (all such persons being referred to as "relevant persons").  This presentation must not be acted on or relied on by persons who are not relevant persons.
Certain statements in this presentation are forward-looking statements.  The forward-looking statements include statements regarding contribution synergies, future cost savings, the cost and timing of development projects, future production volumes, increases in production and infrastructure capacity, the identification of additional mineral Reserves and Resources and project lives and, without limitation, other statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates"
and words of similar import. These forward-looking statements speak only as at the date of this presentation.  These statements are based on current expectations and beliefs and, by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially from any expected future results, performance or achievements expressed or implied by such forward-looking statements.  The forward-looking statements are based on numerous assumptions regarding BHP Billiton's present and future business strategies and the environments in which BHP Billiton and Rio Tinto will operate in the future and such assumptions may or may not prove to be correct.
There are a number of factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements. Factors that could cause actual results or performance to differ materially from those described in the forward-looking statements include, but are not limited to, BHP Billiton's ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, the presence of a competitive proposal in relation to
Rio Tinto, satisfaction of any conditions to any proposed transaction, including the receipt of required regulatory and anti-trust approvals, Rio Tinto’s willingness to enter into any proposed transaction, the successful completion of any transaction, as well as additional factors such as changes in global, political, economic, business, competitive, market or regulatory forces, future exchange and interest rates, changes in tax rates, future business combinations or dispositions and the outcome of litigation and government actions.
Additional risks and factors that could cause BHP Billiton results to differ materially from those described in the forward-looking statements can be found in BHP Billiton's filings with the US Securities and Exchange Commission (the "SEC"), including BHP Billiton's Annual Report on Form 20-F for the fiscal year-ended June 30, 2007, and Rio Tinto’s filings with the SEC, including Rio Tinto’s Annual Report on Form 20-F for the fiscal year-ended December 31, 2007, which are available at the SEC's website
(http://www.sec.gov).  Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.  The information and opinions expressed in this presentation are subject to change without notice and BHP Billiton expressly disclaims any obligation (except as required by law or the rules of the
UK Listing Authority and the London Stock Exchange, the UK Takeover Panel, or the listing rules of ASX Limited) or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in BHP Billiton’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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Disclaimer (continued)
No statements concerning expected cost savings, revenue benefits (and resulting incremental EBITDA) and EPS accretion in this presentation should be interpreted to mean that the future earnings per share of the enlarged BHP Billiton group for current and future financial years will necessarily match or exceed the historical or published earnings per share of BHP Billiton, and the actual estimated cost savings and revenue benefits (and resulting EBITDA enhancement) may be materially greater or less than estimated.
Information Relating to the US Offer for Rio Tinto plc
BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders by filing with the SEC a
Registration Statement (the “Registration Statement”), which will contain a prospectus (the “Prospectus”), as well as other relevant materials.  No such materials have yet been filed.  This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with-the SEC.
U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ ANY REGISTRATION
STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL
TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL
CONTAIN IMPORTANT INFORMATION.
Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC's website (http://www.sec.gov), once such documents are filed with the SEC.  Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.
Information for US Holders of Rio Tinto Limited Shares
BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer.  Accordingly, Rio
Tinto Limited shareholders should carefully consider the following:
Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US
It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.
You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.
References in this presentation to “$” are to United States dollars unless otherwise specified.
The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with-foreign accounting standards that may not be comparable to the financial statements of United States companies.

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BHP Billiton: Strength, Stability and Growth
•
Today: The world’s leading diversified mining company
•
Our past: A proven track record
•
Our future: The outlook is exciting
•
The offer for Rio Tinto

With a diversified global portfolio
Aluminium
Base Metals
Diamonds & Specialty Products
Energy Coal
Iron Ore
Manganese
Metallurgical Coal
Petroleum
Stainless Steel Materials
Offices
Note: Location of dots indicative only
Stainless Steel Materials
#3 global nickel producer
Iron Ore
#3 global supplier
of seaborne iron ore
Manganese
#1 global supplier of
seaborne manganese ore
Metallurgical Coal
#1 global supplier of seaborne
traded metallurgical coal
Base Metals
#3 global producer of copper, silver and lead
Aluminium
#4 global producer of bauxite and #4 aluminium
company based on net third party sales
Energy Coal
#4 global supplier of seaborne
export thermal coal
Petroleum
A significant oil and gas exploration
and production business
Diamonds & Specialty Products
EKATI Diamond Mine is one of the world’s
largest gem quality diamond producers.

Western Australia: A share in the success
*A$m
• State (Royalties and Taxes)                  639
• Payments to Local Contractors             384
• WA Contract Payments                       2956
• Wages and Superannuation                 587
(employees)
• Community Contributions                        23
* FY 2008 Estimate

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Creating the world’s largest diversified natural resources
company
Sources: Bloomberg, Datastream.
a) Rio Tinto undisturbed market cap as at 31-Oct-2007 was US$122bn.
Top 10 metals and mining companies
(Market capitalisation as at 17-July-2008, US$bn)
Rio Tinto
China
Shenhua
Anglo
American
Xstrata
Norilsk
Nickel
Barrick
Gold
Freeport
McMoRan
Anglo
Platinum
BHP Billiton
Vale
0
60
120
180
240
Australian head office
Non-Australian head office
Undisturbed (a)

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Led by an experienced management team
Notes:
a) Andrew Mackenzie’s appointment to BHP Billiton was announced on 20-Nov-2007, he has not yet commenced his new role at BHP Billiton. He previously worked at Rio Tinto where he was Chief Executive, Diamonds and Industrial Minerals.
Chairman and Chief Executive Officer
Group Management Committee
Don Argus
Chairman
• Chairman of BHP Billiton
Group since June 2001
• Chairman of BHP Limited
since April 1999
Marius Kloppers
Chief Executive Officer
• 15 years resources
experience
• 15 years at BHP Billiton
Marcus Randolph
Chief Executive Ferrous and Coal
• 31 years resources experience
• 9 years at BHP Billiton
• Previously worked at Rio Tinto
Alex Vanselow
Chief Financial Officer
• 19 years resources experience
• 19 years at BHP Billiton
Karen Wood
Chief People Officer
• 7 years resources experience
• 7 years at BHP Billiton
Michael Yeager
Chief Executive Petroleum
• 27 years resources experience
• 2 years at BHP Billiton
Alberto Calderon
Chief Commercial Officer
• 9 years resources experience
• 2 years at BHP Billiton
Andrew Mackenzie
(a)
Chief Executive Non Ferrous
• 30 years resources experience
• Previously worked at Rio Tinto

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Maintaining our commitment to our core strategy
•
Focus on Tier 1 assets that are large, low-cost and expandable
•
Focus on the extraction of upstream natural resources
•
Portfolio diversified by commodity, customer and geography
reducing the volatility of cash flows
•
Maintenance of a deep diversified inventory of growth options
•
Focus on export orientated products
•
Overriding commitment to ethics, safety, environmental
practice and community engagement
•
Employer of choice, and a preferred partner for countries and customers

GA+ GRI REPORT GRI CHECKED

FTSE4Good Index Series

BEST IN CLASS
environmental and social performance
STOREBRAND SRI

Dow Jones Sustainability Indexes
Member 2007/08

bhpbilliton
resourcing the future

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With an overriding commitment to ethics, safety,
environmental practice and community engagement
• Sustainable development is fundamental to our success
• Our licence to operate depends on responsibly operating our business:
– A track record of being valued by our communities will
contribute to us being considered a ‘company of choice’ by
governments, business partners and communities
– Improves the ability to attract and retain a skilled and
motivated workforce
– Our reputation as an ethical, responsible business will assist in our ability to attract capital
• 2007 sustainability report available on our website
www.bhpbilliton.com/bb/sustainableDevelopment.jsp
We aim to be a business that creates a positive legacy

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Our business today…a unique diversified portfolio balanced
across high margin commodities
Underlying EBITDA
(CY2007, 12 months, US$bn)
Underlying EBITDA Margin
(a)
(CY2007, 12 months)
Note: Historical financial information has been restated for comparative purposes per note 1 of BHP Billiton’s half-year financial report for the half-year ended 31-Dec-2007. CY2007 represents the 12 months ending 31-Dec-2007.  FY2002 EBITDA number are presented in accordance with UK
GAAP whereas CY2007 is based on IFRS (so underlying EBITDA).
(a) EBITDA margin excludes third party sales.
52%
40%
36%
70%
52%
43%
75%
23%
34%
Iron Ore
Manganese
Metallurgical Coal
Base Metals
Stainless Steel
Materials
Aluminium
Petroleum
Energy Coal
Diamond &
Specialty Products
0
6,000
12,000
18,000
24,000
FY2002 CY2007
4,677
23,623
Iron Ore
Manganese
Metallurgical Coal
Petroleum
Energy Coal
Aluminium
Base Metals
Stainless Steel
Materials
Diamond & Specialty Products
Non
Ferrous
(56%)
Energy
(21%)
Carbon
Steel
Materials
(22%)

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A track record of investing early to meet demand…
Completed projects
(US$bn)
Source: BHP Billiton and Rio Tinto annual and half-yearly reports.
Note: Total represents capital expenditure on completed projects.
1.0
2.1
3.9
5.8
7.4
8.7
15.5
7.2
FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008
Historical completed projects Completed projects in financial year Rio Tinto cumulative completed projects
FY2002
Antamina
Typhoon
Tintaya Oxide
FY2003
Escondida Phase IV
San Juan UG
Bream Gas Pipeline
Mozal 2
Zamzama
FY2004
WAIO - Area C
Mt Arthur North
Hillside 3
Ohanet
Cerrejon Zona Norte
WAIO - Prod & Cap Exp
WAIO Acc Exp
FY2005
NWS Train 4
ROD
GOM
WAIO RGP1
Mad Dog
Minerva
Angostura
Panda UG
Dendrobium
BMA Phase 1
FY2006
Escondida Norte
Paranam
Worsley DCP
Escondida Sulphide
WAIO RGP2
FY2007
Spence
BMA Phase 2
Blackwater Coal
FY2008
Genghis Khan
Atlantis South
Pinto Valley
Stybarrow
Koala UG
WAIO RGP3
Ravensthorpe
Yabulu

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Most developments have been executed to expectations,
wherever on the globe they are located
Notes:
a) Selected projects >US$100m and managed by BHP Billiton. Excludes petroleum projects. Performance relative to initial announced US$ budget.
b) BHP Billiton provided the latest update for the status of the Ravensthorpe project at the announcement of its full year 2007 preliminary results on
22 August 2007. At that time the expected cost was 212% of the initial announced US$ budget and 136% of the initial target schedule.
Major minerals development projects
commissioned since July 2001
(a) (b)
0%
20%
40%
60%
80%
100%
120%
Mozal 2 Hillside 3 Escondida
Phase IV
Escondida
Norte
Escondida
Sulphide
Spence Mount Arthur
North
MAC
& PACE
WAIO
RGP1
WAIO
RGP2
WAIO
RGP3
Ravensthorpe
Time
Over Budget
Behind
Schedule
Under
Budget
Ahead of
Schedule
Budget

Significant EPS and DPS growth delivered for shareholders
Earnings per share
(US$ per share)
Note:
(a) BHP Billiton’s EPS represents reported underlying EPS for the financial year ending 30 -June. EPS in FY2002 excludes the results of
BHP Billiton’s Steel business which was demerged in July 2002.
(b) Two interim dividends were paid in FY2004.
Ordinary dividends per share
(US cents per share)
0.31 0.31
0.56
1.06
1.68
2.34
0.00
0.50
1.00
1.50
2.00
2.50
FY2002 FY2003 FY2004 FY2005 FY2006 FY2007
50% CAGR
13.0
14.5
26.0
28.0
36.0
47.0
0
10
20
30
40
50
FY2002 FY2003 FY2004 FY2005 FY2006 FY2007
29% CAGR
(a) (b)

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Slide 17
Chinese growth is driving global materials demand
China USA Other
Notes: Seaborne iron ore demand based on import statistics - CRU data for 2007, IISI data for 1997. Energy consumption is all uses of coal, gas, oil and nuclear, expressed as millions tonnes of oil equivalent, 2007 data not yet available.
Source: CRU, Brook Hunt, BP Statistical Review of World Energy (2007), IISI.
a) Consumption growth calculated based on the change in annual consumption between years ended 1997 and 2007, expect for Energy consumption which is based on the period between 1995 and 2006..
Change in global consumption
(%, 1997-2007
(a)
)
7%
(2)%
(4)%
(14)%
57%
7%
16%
50%
36%
96%
88%
64%
Copper Nickel Seaborne Iron Ore Energy

Slide 18
0
200
400
600
800
1,000
1,200
0 5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000 45,000 50,000
GDP/Capita (Jan 2008 Constant US Dollars)
China
Germany
India
Japan
Korea, Rep.
United States
Taiwan
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...and industrialisation and urbanisation in China appears to have a long way to go
Finished steel consumption
(kg/capita)
Note: the shape of the arrow shows the general trend among countries for finished steel consumption as GDP per capita increases and is not to scale
Source: World Bank; Government Statistics for Taiwan; IISI

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India – the journey has begun
GDP
(US$ billion)
BHP Billiton copper equivalent sales volume units
(a)
(100=FY2002 sales to China)
Equity
1996 2006
FY 2002 FY 2007
0
50
100
150
200
250
300
350
400
450
500
China India
0
200
400
600
800
1,000
China India
Equity
Basis
Source: World Bank, Focus Economics, BHP Billiton.
a) Note: Converted to copper equivalent units using BHP Billiton FY2007 average realised prices and BHP Billiton estimates.
100%
Basis

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BHP Billiton has a deep diversified inventory of growth options, many of which are brownfield expansions
2010
As at 2 May 2008
Proposed capital expenditure
SSM
Energy Coal
D&SP
Iron Ore Base Metals Petroleum
Met Coal
CSG
Manganese
Aluminium
2008
Execution
2013
Feasibility Future Options
WA Iron Ore
Quantum 2
Hallmark
CMSA
Pyro Expansion
Blackwater
UG
2008
$2bn+
$501m-$2bn
<$500m
Boffa/Santou
Refinery
Pyrenees
Samarco
Neptune
Shenzi
Alumar
Atlantis
North
Klipspruit
GEMCO
Zamzama
Phase 2
Guinea
Alumina
Worsley
E&G
Perseverance
Deeps
Maruwai
Stage 1
Douglas-
Middelburg
Mt Arthur
Coal UG
Cliffs
Newcastle
Third Port
NWS
Angel
Nimba
Ekati
Canadian
Potash
WA Iron Ore
Quantum 1
CW Africa
Exploration
Angola
& DRC
WA Iron Ore
RGP 5
Macedon
Turrum
CMSA Heap
Leach 1
NWS
CWLH
Peak Downs
Exp
DRC
Smelter
Mad Dog
West
KNS
Exp
Corridor
Sands 1
Cerrejon
Opt Exp
Angostura
Gas
NWS
T5
Navajo
Sth
Bakhuis
Maruwai
Stage 2
NWS Nth
Rankin B
WA Iron Ore
RGP 4
Kipper
Antamina
Exp
Goonyella
Expansions
Olympic Dam
Expansion 3
Corridor
Sands 2
Knotty
Head
Maya
Nickel
Gabon
Daunia
Olympic Dam
Expansion 2
Browse
LNG
Resolution
Saraji
Thebe
Cannington
Life Ext
SA Mn
Ore Exp
Wards
Well
Eastern
Indonesian
Facility
NWS
WFGH
Olympic Dam
Expansion 1
CMSA Heap
Leach 2
Escondida
3rd Conc
Red Hill
UG
GEMCO
Exp
Samarco 4
Shenzi
Nth
Neptune
Nth
MKO
Talc
Scarborough
Caroona
Kennedy
Boffa/Santou
Refinery
Pyrenees
Samarco
Neptune
Shenzi
Alumar
Atlantis
North
Klipspruit
GEMCO
Zamzama
Phase 2
Guinea
Alumina
Worsley
E&G
Perseverance
Deeps
Maruwai
Stage 1
Douglas-
Middelburg
Mt Arthur
Coal UG
Cliffs
Newcastle
Third Port
NWS
Angel
Nimba
Ekati
Canadian
Potash
WA Iron Ore
Quantum 1
CW Africa
Exploration
Angola
& DRC
WA Iron Ore
RGP 5
Macedon
Turrum
CMSA Heap
Leach 1
NWS
CWLH
Peak Downs
Exp
DRC
Smelter
Mad Dog
West
KNS
Exp
Corridor
Sands 1
Cerrejon
Opt Exp
Angostura
Gas
NWS
T5
Navajo
Sth
Bakhuis
Maruwai
Stage 2
NWS Nth
Rankin B
WA Iron Ore
RGP 4
Kipper
Antamina
Exp
Goonyella
Expansions
Olympic Dam
Expansion 3
Corridor
Sands 2
Knotty
Head
Maya
Nickel
Gabon
Daunia
Olympic Dam
Expansion 2
Browse
LNG
Resolution
Saraji
Thebe
Cannington
Life Ext
SA Mn
Ore Exp
Wards
Well
Eastern
Indonesian
Facility
NWS
WFGH
Olympic Dam
Expansion 1
CMSA Heap
Leach 2
Escondida
3rd Conc
Red Hill
UG
GEMCO
Exp
Samarco 4
Shenzi
Nth
Neptune
Nth
MKO
Talc
Scarborough
Caroona
Kennedy
RBM
Puma

Clear plan for growth to 300 mtpa and beyond
26
112
20
45
40
60
50
Western Australia Iron Ore capacity
(mtpa, 100% basis)
2015
Pre-feasibility
Quantum 1 2007 RGP3* RGP4 RGP5 RGP6 Quantum 2
Status CY07 Actual
Production
Ramping up
to full capacity
Construction Feasibility &
early works
Pre-feasibility Concept
Completion  (CY) 2007 2010 2011 2012
300
capacity
in 2015
Completed
Advanced planning
Construction
Notes:
• 109 mtpa capacity pre RGP3
• Attributable basis: CY2007 = 95 mtpa; 240 mtpa = ~ 204 mtpa; 300 mtpa = ~ 255 mtpa; 350 mtpa = ~ 298 mtpa
> 350
capacity
240
capacity
in 2012

382%
599%
486%
Iron ore Metallurgical
coal
Manganese
ore
Raw material prices have risen, but still low as a % of steel price
Commodity price movement
(% change 2001-2008)
Note: Historical nominal prices based on Japanese financial year benchmarks beginning April of relevant year.
a) Iron ore based on benchmark FOB prices. JFY2008 forecast prices calculated based on 65-71% increase above JFY2007 benchmark – per Vale settlement for Itabira fines.
b) Metallurgical coal based on Peak Downs Hay Point FOB. JFY2008 forecast prices calculated based on 206-240% increase above JFY2007 benchmark – per BHP Billiton announcement 9-Apr-2008.
c) Manganese based on GEMCO lump ore contract FOB. JFY2008 prices based on recent manganese spot price settlement reported in the Tex Report on 12-Feb-2008.
d) Based on benchmark contract prices. Iron ore, metallurgical coal and manganese announced 2008 settlements (71% for iron ore and 206% for coking coal) are reflected in
Q2 CY2008 costs for 2008 YTD estimate.
e) For US delivery. Source: CRU.
Hot rolled coil price and raw material costs
(US market transactions (US$/mt) and share of raw materials costs (%))
0
100
200
300
400
500
600
700
800
900
1,000
2001 2002 2003 2004 2005 2006 2007 2008
YTD
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
Raw materials cost as % of HRC price, % (RHS)
HRC price (LHS) US$/mt
(d)
(e)
(a)
(b)
(c)

Slide 23 Slide 23 Slide 23 Slide 23 Slide 23 Slide 23 Slide 23 Slide 23 Slide 23 Slide 23 The offer for Rio Tinto

Ekati and Diavik
Resolution, Pinto Valley
and Kennecott
Resolution
Mineral Sands
Queensland
Coal
Dalrymple
Hay Point
Gladstone
Pilbara
Cape Lambert
Port Hedland
Dampier
Yandi
WA
Iron Ore
Hunter
Valley
Coal
Bengalla
Warkworth
BHP Billiton
Rio Tinto
Joint

bhpbilliton
resourcing the future

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Overlapping mineral basin positions. US$3.7bn per annum of
synergies
Selected existing BHP Billiton and Rio Tinto assets, projects and concessions.

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Summary of the offer for Rio Tinto
• BHP Billiton has made a pre-conditional offer for Rio Tinto, it will be capable of acceptance by shareholders following regulatory approvals and posting of offer documents
• The offer is being made direct to the shareholders of Rio Tinto
• Rio Tinto shareholders are being offered 3.4 BHP Billiton shares for every Rio Tinto share held
• The 3.4:1 offer represents a 45% (a) premium
• The offer is conditional on more than 50% acceptances of the publicly held shares in each of
Rio Tinto plc and Rio Tinto Ltd
• BHP Billiton has conducted global roadshows speaking to the major shareholders of BHP
Billiton and Rio Tinto which has confirmed that shareholders have a clear understanding of the industrial logic of the deal
• BHP Billiton believes this offer is compelling for Rio Tinto shareholders, and value enhancing for BHP Billiton shareholders – and it makes even more sense if you own both
Notes:
a)
Based on the volume weighted average market capitalisation-of Rio Tinto and BHP Billiton for the month prior to BHP Billiton’s approach to the Rio Tinto Board on 1-Nov-2007.

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BHP Billiton and Rio Tinto’s share prices have been strongly correlated, with BHP Billiton outperforming
BHP Billiton Ltd and Rio Tinto Ltd TSR
(a)
(Index: Jun-2001 = 100)
BHP Billiton Ltd vs Rio Tinto Ltd relative performance
(Price performance relative to Jun-2001 = 100)
Source: IRESS.
a) For the period 29-Jun-2001 to 31-Oct-2007. Total Shareholder Return (“TSR”) calculated as the increase in share value including dividends reinvested at the date of receipt.
Assumes Bluescope Steel shares received by BHP Billiton Ltd shareholders in July 2002 were immediately sold with proceeds reinvested in BHP Billiton Ltd.
b) For the period of 29-Jun-2001 to 31-Oct-2007 to exclude any takeover premium in Rio Tinto's share price and the increased correlation in share prices following the approach by BHP Billiton to Rio Tinto on 31-Oct-2007 to the current date.
0
100
200
300
400
500
600
Jun-01 May-02 Apr-03 Mar-04 Jan-05 Dec-05 Nov-06 Oct-07
Rio Tinto
CAGR 24%
BHP Billiton
CAGR 30%
0
100
200
300
400
500
0 100 200 300 400 500
Rio Tinto Indexed Share Price Performance
(b)

Offer for Rio Tinto – Compelling terms
Source: Datastream
a) Exchange ratio assumes 100% BHP Billiton Ltd shares for each Rio Tinto Ltd share and BHP Billiton shares for each Rio Tinto plc share consisting of 80% BHP Billiton Plc shares and 20% BHP Billiton Ltd shares. 2.4 fair value exchange ratio represents average for period between Rio Tinto offer for Alcan (12-Jul-2007) and BHP Billiton approach to Rio Tinto Board (1-Nov-2007).
2.2 for 1
2.4 for 1
2.6 for 1
2.8 for 1
3.0 for 1
3.2 for 1
3.4 for 1
3.6 for 1
Jul-2007 Sep-2007 Nov-2007 Jan-2008 Mar-2008 May-2008 Jul-2008
12-Nov-2007
BHP Billiton's proposal
06-Feb-2008
BHP Billiton's offer for Rio Tinto
Pre approach fair value exchange ratio

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Conclusion – Strength, stability and growth
•
BHP Billiton on a standalone basis has a bright future
•
The core strategy remains unchanged
•
Focused on producing volumes from low cost assets
•
A combination of BHP Billiton and Rio Tinto can generate substantial additional value for shareholders – we are a natural fit
•
In addition to the synergies, combining the two would create a company that is:
– Unique in character;
–
Capable of delivering superior returns for its shareholders; and
–
An Australian champion on the global stage
•
BHP Billiton believes the terms of the Rio Tinto offer reflect a good deal for both companies’ shareholders
•
The process has a long time to run – an offer document is not expected to be posted to shareholders until late 2008

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Slide 30 Slide 30 Slide 30 Slide 30 Slide 30 Slide 30 Slide 30 Slide 30 Slide 30 Slide 30 Slide 30 Slide 30 Slide 30 Senior Executive Profiles

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Appendix: Marcus Randolph Profile
Marcus Randolph – Chief Executive Ferrous and Coal
Age: 52
Professional qualifications: • MBA (Harvard Business School)
• Bachelor of Science (Colorado School of Mines)
Previous BHP Billiton positions:
• Chief Organisation Development Officer
• President Diamonds and Specialty Products
• Chief Development Officer Minerals
• Prior to the formation of BHP Billiton, other positions held included:
– Chief Strategic Officer Minerals
Other work experience:
• Chief Executive Officer, First Dynasty Mines
• Mining and Minerals Executive, Rio Tinto Plc
• Director of Acquisitions and Strategy, Kennecott Inc.
• General Manager, Corporacion Minera Nor Peru (Asarco)
• Mine Operating Positions in the US, Asarco Inc.
Residence: • Melbourne, Australia

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Appendix: Marius Kloppers Profile
Marius Kloppers – Chief Executive Officer
Age: 46
Professional qualifications: • BE (Chem), MBA, PhD (Materials Science)
• Bachelor of Chemical Engineering (University of Pretoria (South Africa))
• PhD from Massachusetts Institute of Technology (MIT) (USA)
• MBA from Insead (France)
Previous BHP Billiton positions: • Group President, Non-Ferrous Materials
• Chief Commercial Officer
• Chief Marketing Officer
• Prior to the formation of BHP Billiton, other positions held included:
– Group Executive of Billiton Plc (coal and manganese)
– Chief Executive Samancor Manganese
– Chief Operating Officer, Aluminium
– General Manager, Hillside Aluminium
– Variety of operating and functional roles in the Aluminium business
Other BHP Billiton roles:
• Played a central role in the merger of BHP and Billiton
• Led the team working on BHP Billiton’s acquisition of WMC
Other work experience: • McKinsey & Co – management consultant (The Netherlands)
• Sasol – petrochemicals (South Africa)
• Mintek – materials research (South Africa)
Residence: • Melbourne, Australia